

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Aina E. Konold
Chief Financial Officer
Nautilus, Inc.
17750 S.E. 6th Way
Vancouver, Washington 98683

> **Re: Nautilus, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2022**
> **Filed June 3, 2022**
> **File No. 001-31321**

Dear Ms. Konold:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

1. We note during the current fiscal year gross profit margins decreased from 53.4 % to 30.7% in the Direct Segment and from 30.0% to 21.0% in the Retail Segment, relative to the same period in 2021. Please revise your disclosures related to the material declines in gross profit margins to more fully address the following:
   - You attribute the majority of the decreases to multiple factors, including increased product costs, logistics and discounting. Consistent with your prior exchange act filings, quantify the impact of each factor you identify;
   - Disclose and discuss the specific facts and circumstances and reasons why product costs, logistics and discounting increased and address if these negative trends are continuing and if you believe additional material decreases in gross profit margins are reasonably possible;

- Disclose and discuss any mitigation efforts you have taken or plan to take to address declining gross profit margins, including when and how the efforts will be implemented and if the efforts could result in additional new risks, for example risks related to quality and/or reliability;
- Explain your North Star strategy and specifically address when and how you intend to "evolve supply chain to be a strategic advantage";
- Disclose and discuss the potential impact of and risks associated with your decision to materially increase inventory levels, particularly in light of declines in customer demand; and
- To the extent applicable, provide similar revisions to your related risk factor disclosures.

2.   We note the significant increase in selling and marketing expenses, including the significant increase in media advertising. Please more fully disclose and discuss how you determine "normalized levels of advertising support" and how you assess advertising efforts and expenditures.

Inflation, page 38

3.   We note your disclosures regarding inflation and your belief that inflation has not had a material impact on your business, financial condition or results of operations; however, we also note material decreases in your gross profit margins in each segment during the current year that you attribute to higher product costs and logistics and your disclosures on page 27. Please more fully explain or reconcile these apparent inconsistencies. To the extent you believe inflation has had or reasonably possible may have a material impact on your operations, please identify and discuss the principle factors contributing to inflationary pressures and quantify and disclose the impact they have had or may have on your business. Also, please identify and discuss actions taken or planned by you, if any, to mitigate inflationary pressures. To the extent applicable, please provide similar revisions to your related risk factor disclosures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell, Staff Accountant at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing